Exhibit 99.1

[Redacted Version]

May 7, 2015

Advantage Oil & Gas Ltd.

E&Y Tower, Suite 300

440 2nd Avenue SW

Calgary, Alberta T2P 5E9

Attention:	Mr. Craig Blackwood
Vice-President, Finance and Chief Financial Officer

Dear Sir:

Re: Operating Credit Facility in favour of Advantage Oil & Gas Ltd.

The Bank of Nova Scotia (“BNS”) refers to the letter loan agreement dated as of April 14, 2011, as amended by the amending agreements dated as of June 17, 2011, May 17, 2012, April 30, 2013 and May 29, 2014 (as amended, the “Original Credit Agreement”) between BNS and Advantage Oil & Gas Ltd. (the “Borrower”), pursuant to which BNS made available to the Borrower an operating credit facility upon the terms and conditions set out therein. This letter agreement (the “Amending Agreement”) amends and extends the Original Credit Agreement. This Amending Agreement is entered into concurrently with the Seventh Amendment to the Fifth Amended and Restated Syndicated Credit Agreement dated as of May 7, 2015 (the “Seventh Amending Agreement”) between the Borrower, BNS as lead arranger, administrative agent and bookrunner, National Bank of Canada, as syndication agent, Royal Bank of Canada, as documentation agent, and BNS, National Bank of Canada, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches and Wells Fargo Bank, N.A., Canadian Branch, as lenders.

For valuable consideration, the receipt and sufficiency of which is hereby acknowledged, BNS and the Borrower agree as follows:

1.	Capitalized terms which are not defined herein have the meanings given to them in or contemplated by the Original Credit Agreement.

2.	The definition of “Term Conversion Date” in Schedule “A” to the Original Credit Agreement is amended to read as follows:

““Term Conversion Date” means June 10, 2016, as such date may be extended hereunder.”

3.	Effective as of the first day following the end of the second Quarter of 2015 (the “Pricing Change Date”), Section 6 of the Original Credit Agreement is amended by replacing all references therein to the term “Consolidated Debt to Cash Flow Ratio” with the term “Consolidated Debt to EBITDA Ratio”; provided that for greater certainty, if the Borrower delivers a Compliance Certificate in the form attached as Appendix 1 to the Seventh Amending Agreement (the “New Compliance Certificate”) concurrent with its delivery of the Compliance Certificate required pursuant to Section 11.1(l) of the Syndicated Credit Agreement in respect of the first Quarter of 2015, any change to Margins to be effective on the Pricing Change Date shall be based upon the Consolidated Debt to EBITDA Ratio set forth in the New Compliance Certificate.
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4.	The Borrower agrees to pay to BNS an extension fee for the agreement by BNS to the terms and conditions hereof, calculated on the basis of [Redacted] BPs on the maximum amount available under the Original Credit Agreement. The extension fee shall be deemed to be fully earned by BNS upon the execution of this Amending Agreement and shall be payable on or before Closing (as defined in the Seventh Amending Agreement).

5.	This Amending Agreement shall become effective only upon the satisfaction of the following conditions precedent:
(a)	the conditions precedent set out in subsections 3.1(a) and (b) of the Seventh Amending Agreement shall have been satisfied, adjusted to the extent necessary to make such conditions applicable to this Amending Agreement mutatis mutandis;
(b)	the Borrower shall deliver to BNS four (4) original, fully executed copies of this Amending Agreement
(c)	BNS shall have received four (4) original copies of an officer’s certificate from the Borrower certifying as to any changes to the constating documents or by-laws since the delivery to BNS of an officer’s certificate dated as of February 15, 2014, the authorization of this Amending Agreement, incumbency and such other matters as BNS reasonably requires, in form and substance satisfactory to BNS;
(d)	BNS shall have received four (4) copies of an opinion of the Borrower’s Counsel with respect to corporate status, corporate authority, authorization, execution, delivery and validity and enforceability and such other matters as BNS reasonably requires, in form and substance satisfactory to BNS;
(e)	BNS shall have received four (4) copies of an opinion of BNS’ counsel, in form and substance satisfactory to BNS; and
(f)	the Borrower shall have paid to BNS the fee payable under section 4 of this Amending Agreement.

6.	In order to induce BNS to enter into this Amending Agreement and to amend the Original Credit Agreement in the manner provided herein, the representations and warranties contained in section 4 of the Seventh Amending Agreement are incorporated into and form part of this Amending Agreement, with such changes as are necessary to conform with and apply to this Amending Agreement.

7.	On and after the date hereof, each reference in the Original Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Original Credit Agreement and each reference in the other Loan Documents (as defined in the Syndicated Credit Agreement) to the “Operating Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Original Credit Agreement shall mean and be a reference to the Original Credit Agreement, as amended by this Amending Agreement.

8.	Except as specifically amended by this Amending Agreement, the Original Credit Agreement remains in full force and effect and is hereby ratified and confirmed.
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9.	The execution, delivery and performance of this Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of BNS under the Original Credit Agreement or any of the other Loan Documents.

10.	The Borrower acknowledges that pursuant to section 17 of the Original Credit Agreement all reasonable costs, fees and expenses incurred by BNS and its counsel with respect to this Amending Agreement shall be for the account of Borrower.

11.	This Amending Agreement and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with the internal laws of the Province of Alberta and the federal laws of Canada applicable therein.

12.	This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. Faxed or electronic copies of signatures shall be treated as originals for all purposes.

Please indicate your acceptance of this Amending Agreement by signing and returning the enclosed duplicate copy of this letter. The Borrower hereby acknowledges its receipt of a true copy of this Amending Agreement and by its execution hereof consents to all of its terms.

Yours truly,

THE BANK OF NOVA SCOTIA

Per:

[Signed]_______________________

Name:

Title:

[Signed]_______________________

Name:

Title:

Acceptance:

The Borrower hereby accepts and agrees to the amendments to the Original Credit Agreement contained in this letter agreement this 7th day of May, 2015.

ADVANTAGE OIL & GAS LTD.

Per:

[Signed]_______________________

Name:

Title:

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